UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(☑ ) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the fiscal year ended December 31, 2020
OR
( ) Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 (No Fee Required)
For the transition period from to

Commission file number 1-10026

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Albany International Corp.
Prosperity Plus Savings Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Albany International Corp.
216 Airport Drive, Rochester, New Hampshire 03867

Albany International Corp.
Prosperity Plus Savings Plan
Financial Statements and Supplemental Schedule
December 31, 2020 and 2019

Albany International Corp.
Prosperity Plus Savings Plan December 31, 2020 and 2019
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1-2

Financial Statements
Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	3
Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2020 and 2019	4
Notes to Financial Statements	5-13

Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2020	14-21

Exhibit Index	22

*Other supplemental schedules required by Form 5500 [29 CFR 2520.103-800 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Retirement Income Security Act of 1974 (ERISA)] have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator of Albany International Corp Prosperity Plus Savings Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Albany International Corp. Prosperity Plus Savings Plan (the Plan) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years ended December 31, 2020 and 2019, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information in the accompanying Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 2014

Albany, New York
June 29, 2021

Albany International Corp.
Prosperity Plus Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019
Assets
Cash and cash equivalents	$1,313,683	$1,590,788
Investments, at fair value:
Registered investment companies	341,345,024	301,182,566
Preferred stocks and common stocks	3,934,747	2,851,527
Common collective trust funds	40,152,130	36,869,782
Albany International Corp. common stock	25,447,419	30,939,740
Other self-directed brokerage accounts	581,780	398,024
Total investments	412,774,783	373,832,427

Receivables:
Employer contribution receivable	3,817,366	3,726,306
Notes receivable from participants	6,155,552	6,620,595
Total assets	422,747,701	384,179,328

Liabilities
Other liabilities	269,044	—
Total liabilities	269,044	—
Net assets available for benefits	$422,478,657	$384,179,328

The accompanying notes are an integral part of these financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Statement of Changes in Net Assets Available for Benefits
December 31, 2020 and 2019

	2020	2019

Investment income:
Interest and dividends	$9,375,285	$11,866,791
Net appreciation in fair value of investments	35,042,621	55,064,399
Net investment income	44,417,906	66,931,190

Contributions:
Employer	10,275,421	10,509,085
Participants	13,585,022	14,798,228
Total contributions	23,860,443	25,307,313

Interest income on notes receivable from participants	329,597	333,238
Other additions	3,922	36,100
Total additions	68,611,868	92,607,841

Deductions:
Benefits paid to participants	29,957,103	31,559,514
Administrative expenses and other deductions	355,364	327,327
Other deductions	72	13,405
Total deductions	30,312,539	31,900,246

Net increase	38,299,329	60,707,595
Net assets available for benefits:
Beginning of year	384,179,328	323,471,733
End of year	$422,478,657	$384,179,328

The accompanying notes are an integral part of these financial statements.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

1.    Description of Plan

The following description of the Albany International Corp. (the “Company”) Prosperity Plus Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan covers all domestic employees of the Company and its subsidiaries, except those covered by a collective bargaining agreement that does not provide for participation in the Plan, temporary employees, leased employees, contractors, interns and co-op students. Eligible employees hired on or after January 1, 2009, automatically become participants in the Plan for purposes of making Pre-Tax Participant Contributions, unless otherwise elected by the participant.

Contributions
Participants may make voluntary contributions to the Plan, that do not exceed the greater of 100% of the Participant’s Compensation, subject to certain limitations, on a before-tax and/or after-tax basis as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions, as well as the employer contributions, into various investment options offered by the Plan. The Plan currently offers various investment options including registered investment companies, common stock, common collective trusts, and a participant directed brokerage option. The Company makes a matching contribution to the Plan up to 5% of the participant’s eligible compensation, which is comprised of a 100% match of the first 4% of compensation contributed by a participant and a 50% match of the next 2% of compensation contributed by a participant.

Discretionary Matching Contributions
The plan allows for discretionary matching contributions. The Company uses such discretion to provide profit sharing contributions to eligible plan participants. Such contributions are based on Company performance and vary from year to year and contributions are generally made in the first quarter following the Company’s fiscal year end. Discretionary matching contributions are based upon a minimum 1% employee participation in the Plan and are in addition to, and separate from, Company non-discretionary matching contributions. In order to receive a discretionary matching contribution, an employee must be an active contributing participant in the Plan on the last day of the year for which the discretionary matching contribution is made. If an employee is eligible, yet chooses to participate for less than a full year, the discretionary matching contribution will be pro-rated. The Company’s discretionary matching contribution is in the form of cash and was $3,817,366 and $3,726,306 for the years

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019
ended December 31, 2020 and 2019, respectively. Discretionary matching contributions are reported as Employer Contributions within the Statements of Changes in Net Assets Available for Benefits.

Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the participant’s highest outstanding note balance over the last 12 months, or 50% of their account balance. Interest rates on notes are determined by the Compensation Committee from time to time with the rate remaining constant throughout the life of the note (rates, which are calculated as prime rate plus 1%, range between 4.25% and 10.25% at December 31, 2020 and 2019). Notes are to be repaid through payroll deductions, although they may be repaid in a lump sum amount, generally over a period from 1 to 5 years except for notes for the purchase of a primary residence, which range from 1 to 20 years.

Vesting
Participants are vested immediately in their and the Company’s contributions plus actual earnings thereon.

Payment of Benefits
Upon termination of service, total disability, death or retirement, participants have the option to receive an amount equal to the value of their accounts in a lump sum payment or, in the case of total disability or retirement, monthly installments over a period not to exceed 15 years. Participants may also elect prior to retirement to withdraw up to 100% of their after-tax contributions and up to 100% of before-tax contributions if the Internal Revenue Service’s criteria for “financial hardship” are met.

Plan Termination
The Company intends to continue the Plan indefinitely but reserves the right to modify, amend, suspend or terminate the Plan. In the event of plan termination, distributions would be allocated based on the value of the participant accounts.

Administrative Costs
Certain direct costs incurred in administering the Plan are borne by the Company. The Company paid Plan administrative expenses of $141,151 and $150,922 during 2020 and 2019, respectively, which principally consisted of plan fiduciary services. Expenses paid by the Plan included investment advisory fees, and securities brokerage fees.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

2.    Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Net Assets Available for Benefits and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of stocks, common collective trusts, registered investment companies and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Market disruptions can adversely affect investment and thus investment securities performance. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition
Plan investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians. See Note 3 for discussion of fair value measurements.

Security transactions are recorded on a trade-date basis. Gains or losses on sales of securities are based on average cost.

Dividend income is recorded on the ex-dividend date. Dividends declared by the Board of Directors of the Company on Albany International Corp. Class A common stock may be reinvested in the Plan or received as a cash distribution as elected by the participant. Total cash dividends received by participants were $247,300 and $259,408 for the years ended December 31, 2020 and 2019, respectively. Interest income is recorded as earned.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/depreciation in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation/depreciation on those investments.

Payment of Benefits
Benefit payments are recorded when paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Fees related to participant loans are paid by the participants. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. Delinquent participant loans are recorded as deemed distributions on the basis of the terms of the Plan agreement.

Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees charged by fund managers are included in net appreciation/ depreciation of fair value of investments.

Recent Accounting Pronouncements
The Company has not adopted any recent accounting pronouncements that had a significant effect on these financial statements.

Subsequent Events
Management considers events or transactions that occur after the date of the statement of net assets available for benefits, but before the financial statements are issued, to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through the date the financial statements were available for issuance.

In May 2021, the Company decided to remove the Albany International Stock Fund as an investment option effective February 2023. Any participant balances in that fund at that time will be converted to other investments as directed by investment selections of the participants, or to a qualified default investment alternative, if applicable.

3.    Fair Value Measurements

The Fair Value Measurement topic of the FASB Accounting Standards Codification provides the framework for measuring fair value. That framework provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019
markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1     Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2     Inputs include:
–quoted prices for similar assets or liabilities in active markets;
–quoted prices for identical assets or similar assets or liabilities in inactive markets;
–inputs other than quoted prices that are observable for the asset and liability;
–inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3     Inputs are unobservable and significant to the fair value measurement.
Level 3 inputs are unobservable inputs for the asset or liability, and include situations in which there is little, if any, market activity for the asset or liability. The unobservable inputs reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value.

Investments in registered investment companies are valued using the quoted sales price on the last business day of the year, which represents the net asset value of shares held by the Plan at year-end.

Common stock, preferred stock, and other self-directed brokerage accounts (exchange traded funds, closed-end funds, and mutual funds) are valued using active markets at the latest quoted sales price on the last business day of the year on its principal exchange.

Investments in common collective trust (CCT) funds are investment vehicles valued using the net asset values (NAV) provided by fund managers. The NAV is the total value of the fund divided by the number of shares outstanding and is based on the fair value of underlying investments held by the CCT funds. CCT fund’s are traded at NAV,

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019
determined daily or monthly, and are categorized as Level 2 because the NAV’s, although readily determinable, are not published on an active exchange nor publicly available. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the CCT funds, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. There are no penalties or restrictions for withdrawing assets from the CCT funds at any time.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2020 and 2019.

	Assets at Fair Value as of December 31, 2020
	Quoted prices in active market	Significant other observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$1,313,683	$—	$—	$1,313,683
Registered investment companies:
Balanced funds	153,407,447	—	—	153,407,447
Domestic stock funds	139,264,752	—	—	139,264,752
Bond funds	29,521,525	—	—	29,521,525
International stock funds	19,042,643	—	—	19,042,643
Money market funds	108,657	—	—	108,657

Preferred stocks and common stocks	3,934,747	—	—	3,934,747
Common collective trust funds	—	40,152,130	—	40,152,130
Albany International Class A common stock	25,447,419	—	—	25,447,419
Other self-directed brokerage accounts	581,780	—	—	581,780
Total investments	$372,622,653	$40,152,130	$—	$412,774,783

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

	Assets at Fair Value as of December 31, 2019
	Quoted prices in active market	Significant other observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total

Cash and cash equivalents	$1,590,788	$—	$—	$1,590,788
Registered investment companies:
Balanced funds	131,844,960	—	—	131,844,960
Domestic stock funds	126,356,129	—	—	126,356,129
Bond funds	24,374,650	—	—	24,374,650
International stock funds	18,501,474	—	—	18,501,474
Money market funds	105,353	—	—	105,353

Preferred stocks and common stocks	2,851,527	—	—	2,851,527
Common collective trust funds	—	36,869,782	—	36,869,782
Albany International Class A common stock	30,939,740	—	—	30,939,740
Other self-directed brokerage accounts	398,024	—	—	398,024
Total investments	$336,962,645	$36,869,782	$—	$373,832,427

There were no transfers between Level 1, Level 2 and Level 3 for the years ended December 31, 2020 and 2019.

During 2020 and 2019, the Plan’s investments earned interest and dividend income as follows:

	2020	2019

Registered Investment companies	$8,075,255	$10,510,787
Albany International Corp. common stock	300,012	316,299
Common collective trust	872,445	883,200
Common Stocks and other self-directed brokerage accounts	127,573	156,505
	$9,375,285	$11,866,791

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

4.    Related Party and Party in Interest Transactions

The Plan invests in shares of mutual funds (including the Vanguard brokerage option) managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for the investments held by the Plan. The Plan also invests in shares of the Plan Sponsor’s Albany International Class A common stock. The Plan purchased $375,275 and $262,831 and sold $4,014,396 and $4,026,827 of Albany International Class A common stock during the years ended December 31, 2020 and 2019, respectively.
Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participant loans also qualify as party-in-interest transactions.

5.    Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 21, 2016, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and ERISA counsel believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020 and 2019 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.    Reconciliation of Financial Statements to Form 5500

In certain circumstances, Notes receivable from participants that are in default continue to be treated on the financial statements as notes receivable, but are treated on Form 5500 as deemed distributions, which are considered taxable distributions from the Plan.

A reconciliation of total investments per the financial statements at December 31, 2020 and 2019 to the annual report filed on Form 5500, Schedule H as required by the Department of Labor follows.

Albany International Corp.
Prosperity Plus Savings Plan
Notes to Financial Statements
December 31, 2020 and 2019

	2020	2019

Total investments per financial statements	$412,774,783	$373,832,427

Notes receivable from participants	6,155,552	6,620,595
Deemed distributions	(45,707)	(45,707)
Total notes receivable per Form 5500	6,109,845	6,574,888

Total investments per Form 5500	$418,884,628	$380,407,315

The following is a reconciliation of net assets available for benefits per the financial statements Form 5500 at December 31, 2020 and 2019:

	2020	2019

Net assets available for benefits per the financial statements	$422,478,657	$384,179,328
Deemed distributions	(45,707)	(45,707)
Net assets available for benefits per Form 5500	$422,432,950	$384,133,621

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

Supplemental Schedule

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

(a)	(b)	(c)	(d)	(e)
	Identity of Issue/Borrower, Lessor or Similar Party	Description of Investments Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost **	Current Value

*	Cash and cash equivalents	Cash and Cash Equivalents		$1,313,683

*	Dodge & Cox Intl Stock	Registered Investment Company	—	8,976,842
*	Goldman Sachs Small Cap Val	Registered Investment Company	—	6,190,003
*	Inst Target Ret 2015 Fund	Registered Investment Company	—	8,735,870
*	Inst Target Ret 2020 Fund	Registered Investment Company	—	10,543,794
*	Inst Target Ret 2025 Fund	Registered Investment Company	—	38,137,961
*	Inst Target Ret 2030 Fund	Registered Investment Company	—	15,883,809
*	Inst Target Ret 2035 Fund	Registered Investment Company	—	24,940,683
*	Inst Target Ret 2040 Fund	Registered Investment Company	—	8,135,994
*	Inst Target Ret 2045 Fund	Registered Investment Company	—	19,333,162
*	Inst Target Ret 2050 Fund	Registered Investment Company	—	9,321,443
*	Inst Target Ret 2055 Fund	Registered Investment Company	—	7,124,914
*	Inst Target Ret 2060 Fund	Registered Investment Company	—	5,082,510
*	Inst Target Ret 2065 Fund	Registered Investment Company	—	1,140,647
*	Inst Target Ret Income Fund	Registered Investment Company	—	4,869,347
*	Morgan Stanley Pvt Bk Purchase Cd	Registered Investment Company	—	20,129
*	Principal Diversified Real Asset Fund	Registered Investment Company	—	157,313
*	T. Rowe Price Equity Income; R	Registered Investment Company	—	16,524,170
*	Vanguard Cash Res Fed MM Fund	Registered Investment Company	—	108,657
*	Vanguard FTSE All-World ex-US Index Fund Admiral Shares	Registered Investment Company	—	10,065,801
*	Vanguard Inst Index Fd Inst'L	Registered Investment Company	—	63,957,029
*	Vanguard Md-Cap Index Fund Ins	Registered Investment Company	—	26,803,489
*	Vanguard Total Bond Idx Inst	Registered Investment Company	—	29,501,396
*	Vanguard U.S. Growth Adm	Registered Investment Company	—	25,790,061
				341,345,024

*	Albany International Class A	Company Stock Fund	—	25,447,419

*	3M Company Com	Stock	—	699
*	9 Meters Biopharma Inc Com	Stock	—	2,007
*	Abbott Laboratories Com	Stock	—	547
*	Abbvie Inc Com	Stock	—	321
*	Advanced Micro Devices Inc Com	Stock	—	550
*	Advantage Oil & Gas Ltd Com	Stock	—	1,350
*	Aer Energy Resources Inc Com	Stock	—	346

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

*	Aflac Inc Com	Stock	—	5,025
*	Air Products & Chemicals Inc Com	Stock	—	1,093
*	Akamai Technologies Com	Stock	—	2,625
*	Alibaba Group Holding Ltd Adr Sponsored	Stock	—	4,655
*	Alps Etf Trust Alerian Mlp Etf	Stock	—	4,362
*	American Express Co Com	Stock	—	605
*	American Tower Corp Com Usd0.01	Stock	—	673
*	Annaly Capital Management Inc Com Usd0.01	Stock	—	3,127
*	Antero Midstream Corporation Com	Stock	—	101,117
*	Apple Inc Com	Stock	—	70,326
*	Applied Therapeutics Inc Com	Stock	—	2,003
*	Arbutus Biopharma Corp Com	Stock	—	3,550
*	Arconic Corporation Com	Stock	—	2,593
*	Arrow Financial Corp Com	Stock	—	65,772
*	At&T Inc Com	Stock	—	575
*	Aurinia Pharmaceuticals Inc Com	Stock	—	1,687
*	Aurora Cannabis Inc Com	Stock	—	8,526
*	Automatic Data Processing Inc Com	Stock	—	881
*	Avalon Advanced Materials Inc Com	Stock	—	277
*	Avista Corp Com	Stock	—	2,007
*	Ballard Power Systems Inc Com	Stock	—	2,457
*	Banco Santander Sa Adr Sponsored	Stock	—	6,121
*	Bank Of America Corporation Com	Stock	—	3,273
*	Banner Corp Com	Stock	—	2,330
*	Bausch Health Companies Inc Com	Stock	—	2,080
*	Berkshire Hathaway Inc Com Cl B	Stock	—	9,275
*	Beyond Meat Inc Com	Stock	—	6,250
*	Bionano Genomics Inc Com	Stock	—	308
*	Blackrock Energy Com	Stock	—	2,130
*	Blackrock Enhanced Global Divi Com	Stock	—	7,637
*	Boeing Co Com	Stock	—	3,853
*	Boston Properties Inc Com Usd0.01	Stock	—	2,930
*	Bright Scholar Education Hldgs Adr Sponsored	Stock	—	52
*	Btcs Inc Com	Stock	—	4
*	Callaway Golf Company Com	Stock	—	1,465
*	Cannabis Sativa Inc Com	Stock	—	134
*	Canntrust Holdings Inc Com	Stock	—	32
*	Canopy Growth Corporation Com	Stock	—	1,626
*	Caterpillar Inc Com	Stock	—	6,735
*	Check-Cap Ltd Com	Stock	—	2,572
*	Cheniere Energy Inc Com	Stock	—	3,182
*	Cisco Systems Inc Com	Stock	—	5,818
*	Coca-Cola Co Com	Stock	—	8,972

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

*	Colgate-Palmolive Co Com	Stock	—	428
*	Community Trust Bancorp Inc Com	Stock	—	3,705
*	Costco Wholesale Corp Com	Stock	—	12,057
*	Credit Suisse Nassau Tracker Zert (S&P Gsci Natura)	Stock	—	182
*	Cvs Health Corporation Com	Stock	—	9,357
*	Dana Incorporated Com	Stock	—	1,952
*	Delcath Systems Inc Com	Stock	—	18
*	Delta Air Lines Inc Com	Stock	—	19,220
*	Digital Realty Trust Inc Com Stk Usd0.01	Stock	—	558
*	Digital Turbine Inc Com	Stock	—	2,828
*	Direxion Shares Etf Trust Daily Sm Cp Bear Etf	Stock	—	82
*	Dominion Energy Inc Com	Stock	—	602
*	Duke Energy Corp Com	Stock	—	458
*	Easterly Government Prop Inc Com Usd0.01	Stock	—	2,605
*	Eaton Vance Tax Mn Com	Stock	—	3,300
*	Enphase Energy Inc Com	Stock	—	44,218
*	Eog Resources Inc Com	Stock	—	9,475
*	Essex Property Trust Inc Com Usd0.0001	Stock	—	712
*	Etf Managers Trust Prime Mobile Pay Etf	Stock	—	665
*	Evofem Biosciences Inc Com	Stock	—	1,774
*	Exxon Mobil Corporation Com	Stock	—	618
*	First Trust Exchange-Traded Fu Nas Clnedg Green Etf	Stock	—	24,159
*	Fisker Inc Com Cl A	Stock	—	10,621
*	Ford Motor Co Com	Stock	—	44,442
*	Freedom Energy Holdings Inc Com	Stock	—	1
*	Fuelcell Energy Inc Com	Stock	—	9,629
*	Geckosystems Intl Com	Stock	—	527
*	General Dynamics Corp Com	Stock	—	744
*	General Electric Co Com	Stock	—	5,400
*	General Mills Inc Com	Stock	—	353
*	Gevo Inc Com	Stock	—	298
*	Global Arena Holding Inc Com	Stock	—	42
*	Goldman Sachs Group Inc Com	Stock	—	3,165
*	Growgeneration Corp Com	Stock	—	54,900
*	Health Catalyst Inc Com	Stock	—	2,438
*	Herman Miller Inc Com	Stock	—	3,177
*	Home Depot Inc Com	Stock	—	14,078
*	Humana Inc Com	Stock	—	410
*	Illinois Tool Works Inc Com	Stock	—	612
*	Innovative Industrial Properte Com Usd0.001	Stock	—	293,008
*	Inovalon Holdings Inc Com Cl A	Stock	—	2,271
*	Inseego Corp Com	Stock	—	108,290

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

*	Intel Corp Com	Stock	—	797
*	Invesco Exchange Traded Fd Tr S&P500 Pur Val Etf	Stock	—	8,266
*	Invesco Exchange Traded Fd Tr Wilderhil Clan Etf	Stock	—	36,497
*	Invesco Exchange Traded Fund T Cef Inm Compsi Etf	Stock	—	16,823
*	Invesco Exchange Traded Fund T Gbl Clean Enrg Etf	Stock	—	37,878
*	Invesco Exchange Traded Fund T Solar Etf	Stock	—	13,770
*	Iqiyi Inc Adr	Stock	—	7,866
*	Ishares Trust Core S&P Scp Etf	Stock	—	6,266
*	Ishares Trust Eafe Value Etf	Stock	—	8,084
*	Ishares Trust Gl Clean Ene Etf	Stock	—	16,351
*	Ishares Us Etf Trust Blackrock Sh Maturity Bd Etf	Stock	—	10,034
*	Itonis Inc Com	Stock	—	443
*	Iveric Bio Inc Com	Stock	—	1,804
*	Jack In The Box Inc Com	Stock	—	18,560
*	Johnson & Johnson Com	Stock	—	11,331
*	Jp Morgan Chase & Co Com	Stock	—	3,431
*	Just Energy Group Inc Com	Stock	—	992
*	Kimberly Clark Corp Com	Stock	—	3,371
*	Koppers Holdings Inc Com	Stock	—	1,932
*	Kraft Heinz Co Com	Stock	—	69,320
*	Kroger Co Com	Stock	—	635
*	L3 Harris Technologies Inc Com	Stock	—	4,158
*	Lexicon Pharmaceuticals Inc Com	Stock	—	2,572
*	Li Auto Inc Adr	Stock	—	46,416
*	Lifesci Acquisition Ii Corp Com	Stock	—	1,974
*	Liminal Biosciences Inc Com	Stock	—	4,200
*	Lockheed Martin Corp Com	Stock	—	710
*	Lumentum Hldgs Inc Com	Stock	—	3,223
*	Lynas Rare Earths Ltd Com	Stock	—	353
*	Marathon Patent Group Inc Com	Stock	—	261
*	Mcdonald'S Corporation Com	Stock	—	429
*	Medmen Enterprises Inc Com	Stock	—	290
*	Medtronic Plc Com	Stock	—	586
*	Merck & Co Inc Com	Stock	—	9,816
*	Meritage Homes Corp Com	Stock	—	828
*	Microsoft Corp Com	Stock	—	47,375
*	National Health Investors Com Stk Usd0.01	Stock	—	692
*	Ndt Pharmaceuticals Inc Com	Stock	—	2,538
*	Neoleukin Therapeutics Inc Com	Stock	—	1,777
*	New York Mortgage Trust Inc 7.75% Perp Prf Serb	Stock	—	148,463

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

*	New York Mortgage Trust Inc Com	Stock	—	68,265
*	Nio Inc Adr	Stock	—	56,636
*	Northern Dynasty Minerals Ltd Com	Stock	—	644
*	Northrop Grumman Corp Com	Stock	—	914
*	Nutanix Inc Com Cl A	Stock	—	2,709
*	Nuveen Dow 30 Dynamic Overwrit Shs	Stock	—	4,560
*	Nuveen S&P 500 Buywrite Income Com Stk Usd0.01	Stock	—	4,637
*	Nuveen Taxable Muni Income Fd Taxable Muni Income Fund	Stock	—	11,875
*	Obseva Sa Com	Stock	—	1,668
*	Omnicom Group Inc Com	Stock	—	3,243
*	On Track Innovations Com	Stock	—	84
*	Organigram Holdings Inc Com	Stock	—	532
*	Pacific Drilling Sa Bankruptcy 12/31/20	Stock	—	390
*	Packaging Corp Of America Com	Stock	—	44,959
*	Palantir Tech Inc Com Cl A	Stock	—	3,533
*	Pareteum Corporation Com	Stock	—	148
*	Pepsico Inc Com	Stock	—	593
*	Pfizer Inc Com	Stock	—	54,479
*	Pharmagen Inc Com	Stock	—	1
*	Pioneer Natural Resources Co Com	Stock	—	3,075
*	Plug Power Inc Com	Stock	—	24,788
*	Portland General Electric Co Com	Stock	—	4,277
*	Price T Rowe Groups Com	Stock	—	606
*	Procter & Gamble Co Com	Stock	—	14,471
*	Progenity Inc Com	Stock	—	1,912
*	Progyny Inc Com	Stock	—	2,459
*	Proshares Trust Short S&P 500 Ne Etf	Stock	—	111,935
*	Protagenic Therapeutics Inc Com	Stock	—	1
*	Prudential Financial Inc Com	Stock	—	3,904
*	Pubmatic Inc Com Cl A	Stock	—	14,036
*	Rapt Therapeutics Inc Com	Stock	—	1,560
*	Rare Element Resources Ltd Com	Stock	—	269
*	Raytheon Tech Corp Com	Stock	—	358
*	Realty Income Corp Com Usd1	Stock	—	1,243
*	Repare Therapeutics Inc Com	Stock	—	3,430
*	Rexnord Corporation (New) Com	Stock	—	1,185
*	Royal Dutch Shell Adr Sponsored	Stock	—	137,935
*	Schwab Strategic Tr Fundamental Intl Small Co I	Stock	—	2,117
*	Smiledirectclub Inc Com Cl A	Stock	—	2,651
*	Softbank Group Corp Adr Unsponsored	Stock	—	2,320
*	Sonoco Products Co Com	Stock	—	2,963
*	Sony Corp Adr Sponsored	Stock	—	3,943
*	South State Corp Com	Stock	—	2,169

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

*	Southern Co Com	Stock	—	1,044,924
*	Southwestern Energy Co Com	Stock	—	61,358
*	Spdr Gold Trust Gold Shs Etf	Stock	—	892
*	Spdr Series Trust Blomberg Brc Inv Etf	Stock	—	20,036
*	Spdr Series Trust S&P 600 Smcp Val Etf	Stock	—	9,307
*	Sprott Physical Gold And Silve Tr Unit	Stock	—	16,061
*	Sprott Physical Gold Trust Unit	Stock	—	8,405
*	Store Cap Corp Com Usd0.01	Stock	—	883
*	Sunnova Energy Intl Incorp Com	Stock	—	28,206
*	Sunpower Corp Com	Stock	—	46,793
*	Target Corp Com	Stock	—	706
*	Teladoc Health Inc Com	Stock	—	3,199
*	Terra Tech Corp Com	Stock	—	75
*	Tesla Inc Com	Stock	—	81,152
*	The Realreal Inc Com	Stock	—	2,794
*	T-Mobile Us Inc Com	Stock	—	2,023
*	Toyota Motor Corp Adr Unsponsored	Stock	—	773
*	Transglobe Energy Corp Com	Stock	—	961
*	Travelers Companies Inc Com	Stock	—	702
*	Trillium Therapeutics Inc Com	Stock	—	2,295
*	Tyson Foods Inc Com Cl A	Stock	—	644
*	Uber Technologies Inc Com	Stock	—	5,100
*	Union Pacific Corp Com	Stock	—	416
*	United Parcel Service Inc Com Cl B	Stock	—	674
*	Unitedhealth Group Inc Com	Stock	—	10,520
*	Universal Sec Inst Com	Stock	—	100
*	Upland Software Inc Com	Stock	—	1,881
*	Vaneck Vectors Etf Trust Gold Miners Etf	Stock	—	24,097
*	Vanguard Ftse Dev Mkt Etf	Stock	—	3,144
*	Vantage Drilling Company Com	Stock	—	3
*	Verizon Communications Com	Stock	—	51,171
*	Viatris Inc Com	Stock	—	300
*	Visa Inc Com Cl A	Stock	—	1,093
*	Vislink Technologies Inc Com	Stock	—	877
*	Vodafone Group Adr Sponsored	Stock	—	16,480
*	Voya Glbl Eqty Div & Prem Oppr Com	Stock	—	6,264
*	Vroom Inc Com	Stock	—	2,867
*	Walgreens Boots Alliance Inc Com	Stock	—	478
*	Walmart Inc Com	Stock	—	11,387
*	Walt Disney Company (The) Com	Stock	—	44,026
*	Wells Fargo & Company Com	Stock	—	3,018
*	Whitehorse Fin Inc Com	Stock	—	191,397
*	Wisdomtree Trust Emg Mkts Smcap Etf	Stock	—	2,073
*	Wisdomtree Trust Intl Smcap Div Etf	Stock	—	3,703
*	Wp Carey Inc Com Usd0.001	Stock	—	2,470

Albany International Corp.
Prosperity Plus Savings Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2020

*	Wynn Resorts Ltd Com	Stock	—	3,272
*	Xpeng Inc Adr	Stock	—	942
*	Youngevity International Inc Com	Stock	—	292
*	Zoom Technologies Inc. Com	Stock	—	10
				3,934,747

*	Fidelity Investments Gold Retail	Mutual Fund	—	14,257
*	Northern Lights Tr Pfg Amer Conserv Inc Strat R	Mutual Fund	—	200,576
*	Northern Lights Tr Pfg American Growth Strat R	Mutual Fund	—	289,946
*	Vanguard Energy Investor	Mutual Fund	—	6,058
*	Vanguard Federal Money Mkt Investor	Mutual Fund	—	40,096
*	Vanguard Gnma Investor	Mutual Fund	—	10,151
*	Vanguard Short Term Federal Investor	Mutual Fund	—	10,436
*	Vanguard Short Term Treasury Idx Admrl	Mutual Fund	—	10,260
				581,780

*	Vanguard Retirement Savings Trust III	Common Collective Trust	—	40,152,130

*	Participant Notes Receivable	Participant loans (for a term not exceeding 20 years at interest rates ranging from 4.25% to 10.25%), maturities from 2/1/2021 through 10/5/2040	—	6,155,552

				$418,930,335

*	Party-in-interest
**	Cost information is not required for participant-directed investments and therefore, is not included

Albany International Corp.
Prosperity Plus Savings Plan
Exhibit Index
December 31, 2020

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

     ALBANY INTERNATIONAL CORP.
     By: /s/ Stephen M. Nolan
     Name: Stephen M. Nolan
     Title: Chief Financial Officer and Treasurer and
Chairman, Albany International Corp. Plan Administration Committee

June 29, 2021